

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2021

Pamela Beall
Director, Executive Vice President and Chief Financial Officer
MPLX LP
200 E. Hardin Street
Findlay, OH 45840-3229

   Re: MPLX LP
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed February 26, 2021
    File No. 001-35714

Dear Ms. Beall :

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Financial Statements
6. Related Party Agreements and Transactions, page 121

1. We have read your disclosure on page 87 that states, "We believe that transactions with related parties are conducted under terms comparable to those with unrelated parties." This appears to imply that the related party transactions are conducted on an arm's length basis. Representations about transactions with related parties shall not imply that related party transactions were consummated on terms equivalent to those that prevail in arm's length transactions unless such representations can be substantiated. Revise your disclosure to either substantiate your belief or remove this assertion, as appropriate. Refer to ASC 850-10-50-5.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 if you have questions regarding this comment on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation